Exhibit 5.2

Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910
www.mayerbrown.com

Anna T. Pinedo
Direct Tel +1 212 506 2275
Direct Fax +1 212 849 5767
apinedo@mayerbrown.com

February 7, 2019

BioLineRx Ltd.
Modi’in Technology Park
2 HaMa’ayan Street
 Modi’in 7177871, Israel

Re:	BioLineRx Ltd. – 28,000,000 American Depositary Shares Representing 28,000,000 Ordinary Shares and Warrants to Purchase 28,000,000 American Depositary Shares

Ladies and Gentlemen:

We have acted as special U.S. counsel to BioLineRx Ltd., a corporation organized under the laws of the State of Israel (the “Company”), in connection with the offering by the Company of 28,000,000 American Depositary Shares (the “ADSs”), each ADS representing one (1) ordinary share of the Company, NIS 0.10 par value per share (the “Ordinary Shares”) and warrants (the “Warrants”) to purchase 28,000,000 ADSs (and the Ordinary Shares underlying such ADSs), pursuant to a registration statement on Form F-3 (Registration Statement No. 333-222332) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the prospectus dated January 19, 2018 (the “Base Prospectus”), the preliminary prospectus supplement dated February 4, 2019, filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations of the Securities Act (the “Preliminary Prospectus Supplement”), and the final prospectus supplement dated February 5, 2019, filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations of the Securities Act (the “Final Prospectus Supplement”). This opinion is being rendered in connection with the offer and sale by the Company of the ADSs and Warrants pursuant to the terms of an Underwriting Agreement, dated February 5, 2019 (the “Underwriting Agreement”), entered into between the Company and Oppenheimer & Co. Inc., as representative of the several underwriters named on Schedule 1 attached thereto. The ADSs will be issued pursuant to a Deposit Agreement, dated as of July 21, 2011 (the “Deposit Agreement”), among the Company, The Bank of New York Mellon, as depositary (the “Depositary”), and all owners and holders of ADSs of the Company issued thereunder.

In connection with this opinion, we have examined such corporate records, documents, instruments, certificates of public officials and of the Company and such questions of law as we have deemed necessary for the purpose of rendering the opinions set forth herein.

BioLineRx Ltd.
February 7, 2019

In such examination, we have assumed the genuineness of all signatures and the authenticity of all items submitted to us as originals and the conformity with originals of all items submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

1.
When the ADSs, including those underlying the Warrants, are issued in accordance with the Deposit Agreement against the deposit of duly authorized, validly issued, fully paid and non-assessable Ordinary Shares, such ADSs will be duly and validly issued and will entitle the holders thereof to the rights specified therein; and

2.
When the Warrants have been duly authorized by the Company, and the applicable warrant certificates have been duly issued and delivered by the Company as described in the Prospectus Supplement relating thereto, the Warrants will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

Please note that we are opining only as to the matters expressly set forth herein, that no opinion should be inferred as to any other matter. We are opining herein as to the New York Business Corporation Law as in effect on the date hereof, and we express no opinion with respect to any other laws, rules or regulations. This opinion is based upon currently existing laws, rules, regulations and judicial decisions, and we disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein. In rendering the foregoing opinions, we have relied, for matters involving Israeli law, solely on the opinion of Yigal Arnon & Co., Tel-Aviv, Israel.

This opinion is being rendered solely in connection with the registration of the offering and sale of the ADSs, the Warrants, and the ADSs underlying the Warrants, pursuant to the registration requirements of the Securities Act.

We hereby consent to the use of this opinion as Exhibit 5.2 to the Company’s Current Report on Form 6-K to be filed with the Commission on or about February 7, 2019, which will be incorporated by reference in the Registration Statement, and to the reference to us under the caption “Legal Matters” in the prospectus included in the Registration Statement. In giving such consent, we do not hereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Securities Act or the rules or regulations of the Commission thereunder.

Very truly yours,

/s/ Mayer Brown LLP